699 Eighth Street San Francisco California 94103

October 4, 2016

VIA EDGAR AND OVERNIGHT MAIL Securities and Exchange Commission Division of Corporation Finance Office of Information Technologies and Services Mail Stop 4561 100 F Street N.E. Washington DC 20549
Attention:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Zynga Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 8-K
Furnished on August 4, 2016
File No. 001-35375
Filed February 19, 2016

Ladies and Gentlemen:

Zynga Inc. (the “Company” or “we”) is submitting this letter via EDGAR and overnight mail in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 6, 2016 (the “Staff Letter”) relating to the Company’s Form 10-K for its fiscal year ended December 31, 2015 and filed on February 19, 2016 and the Company’s Form 8-K furnished on August 4, 2016. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 6. Selected Consolidated Financial and Other Data

Non-GAAP Financial Measures, page 45

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We note your presentation of Adjusted EBITDA includes the change in deferred revenue here and in your earnings releases furnished on Form 8-K. We further note from your earnings releases that you present non-GAAP net income (loss), non-GAAP net income (loss) per share, Adjusted EBITDA range, non-GAAP net income (loss) range and non-GAAP net income (loss) per share range that includes the change in deferred revenue, which is inconsistent with Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next Form 10-Q and earnings release.

In response to the Staff’s comment, we advise the Staff that we have carefully considered the guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.  For the reasons provided below, however, we respectfully request that we be able to continue to disclose non-GAAP performance metrics that include the change in deferred revenue (and, in turn, are based on bookings).  We generally refer to our non-GAAP performance metrics that include the change in deferred revenue in this response as “our non-GAAP performance metrics.”

We understand and recognize the Staff’s concerns with the presentation of non-GAAP performance metrics that are adjusted to accelerate revenue recognition. These metrics could present a more favorable view of a company’s performance when deferred revenue may be at risk of not being recognized as revenue. We agree the use of non-GAAP performance metrics in these instances could be misleading to investors.

We use non-GAAP performance metrics that adjust for the change in deferred revenue so our non-GAAP performance metrics are based on bookings, rather than revenue.  We do so because our business model is based on the offer of purely mobile/web based free-to-play games, and therefore, the underlying economics and nature of the vast majority of our revenue is unique when compared to a number of our competitors, and companies in other industries. As we disclose in our Form 10-K, filed February 19, 2016, we believe bookings provides a useful indicator of sales activity and our business performance.

We generate revenue from (i) the sale of virtual currency and virtual goods (i.e., online game revenue) and (ii) the sale of advertising.  As discussed more fully below, our online game revenue stream is different from that of our competitors in the gaming industry (as well as other companies in other industries), as there is no risk that our online game bookings will not  be recognized as revenue (e.g., our online game revenue stream is not subscription-based or service-based).  We provide free-to-play games that do not require recurring regular payments to play, unlike, for example, a game which requires a subscription fee be paid to allow continued play.

There is no risk that our deferred online game revenue will not be recognized as revenue. Once a player purchases (and receives) virtual currency and/or virtual goods, we do not have any further duty or legal obligation to deliver a service to that player or to continue operation of the game, other than to continue to display those items  in the game until they are fully consumed or the game is shut-down.  Furthermore, we do not have any duty or legal obligation to provide any refunds for our virtual currency and/or virtual goods.  Since our IPO, we have routinely disclosed to our investors and our players these facts in our public filings (see (i) “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition” in our Form S-1/A, filed on December 9, 2011, (ii) “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies —Revenue Recognition” in our Form 10-K, filed February 19, 2016 and (iii) our Terms of Service, effective Jul 26, 2016, https://www.zynga.com/legal/terms-of-service (which players accept by playing our games)).  If we shut-down a game, we are entitled to recognize all deferred online game revenue associated with that game immediately.

We have noted in our public filings that we recognize online game revenue in accordance with GAAP, which requires us to recognize our online game revenue either (i) as the virtual currency and/or virtual goods are consumed, which approximates one month, or (ii) over the estimated average playing period of paying players for the applicable game, which represents our best estimate of the average life of durable virtual goods and can vary from period to period.

With respect to advertising revenue, as a general matter and except in the limited circumstances noted in this paragraph, we recognize revenue when we deliver the applicable advertising, and accordingly do not record deferred advertising revenue. However, for our advertising partners with significant credit risk, we defer revenue until we receive payment.  Upon receipt of payment, we recognize that deferred revenue as revenue.  As of the quarter ending June 30, 2016, deferred advertising revenue accounted for 7% of our advertising and other revenue,  2% of our total revenue and 3% of our total deferred revenue.  Given the Staff’s concerns with the use of non-GAAP performance metrics, going forward we will exclude deferred advertising revenue from our non-GAAP performance metrics.

As there is no risk that our deferred online game revenue will not be recognized as revenue, we believe that our non-GAAP performance metrics are a valuable supplement to our GAAP performance metrics.  Our non-GAAP performance metrics allow our investors to understand our performance with respect to sales activity in a given period while our GAAP performance metrics allow our investors to understand how sales activity matches with the estimated average playing period of paying players.  Additionally, our non-GAAP performance metrics provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. By presenting our non-GAAP performance metrics in addition to our GAAP performance metrics, we believe we are providing our investors the clearest and most complete picture of our business and our performance.

As we have noted above, due to the fact that we are purely mobile/web based, our business model is unique and not readily comparable to most of our competitors.  Other companies in the gaming industry that are not purely mobile/web based generally have multiple revenue streams and it is difficult, if not impossible, to determine which portion of deferred revenue is at risk of not being recognized as revenue (e.g., revenue that is subscription-based or service-based).  In contrast, all of our deferred online game revenue will be recognized as revenue.

To help further clarify the difference between our GAAP performance metrics and our non-GAAP performance metrics, going forward we will provide the following paragraph preceding disclosure of reconciliations and definitions of non-GAAP performance metrics:

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“In addition to providing GAAP revenue, we provide change in deferred online game revenue in our adjusted EBITDA and non-GAAP net income as a supplemental measure as we have an economic basis to recognize deferred online game revenue as revenue because we have no further service obligation to a customer past the point of sale. Any other changes in deferred revenue (e.g., deferred advertising revenue) are excluded from adjusted EBITDA and non-GAAP net income. We believe, in addition to GAAP net income, adjusted EBITDA, non-GAAP net income and non-GAAP net income per share are useful metrics to supplement investor understanding by providing additional metrics that our management uses when measuring and evaluating our operating results. Adjusted EBITDA and non-GAAP net income are not substitutes for GAAP net income metrics.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

2.

Please tell us your consideration of providing a quantitative and qualitative analysis of how your advertising revenues are impacted by the total number of advertising impressions delivered and the effective Cost Per Impression (eCPM). In this respect, we note from your Q4 2015 Quarterly Earnings Letter on your website that advertising revenue growth was driven in part by a higher eCPM. This appears to be important and material information necessary to understanding your advertising business and results of operations. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Interpretive Release 33-8350.

We respectfully advise the Staff that we carefully considered the disclosure requirements in Item 303(A)(3)(iii) of Regulation S-K and Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, we acknowledge that the Staff views information regarding advertising impressions delivered and eCPM as material to understanding our advertising business and consequently the Staff would like that we present an analysis of how our advertising revenues are impacted by such items.  We advise the Staff that beginning with our Form 10-Q for the period ending September 30, 2016 we will provide a qualitative analysis of advertising impressions delivered, eCPM and their effect on our advertising revenue.

In response to the Staff’s comments for our consideration of providing quantitative analysis on the impact of advertising impressions delivered and eCPM on advertising revenues, we advise that Staff that we are unable to provide an accurate (and therefore meaningful) quantitative analysis, primarily due to the differences in the various reporting methodologies provided by our advertising partners. Data obtained by our advertising partners allow us to see overall trends in eCPM and impressions delivered but does not provide uniform and comparable quantitative data between each individual advertising network.  Providing such data to our investors would, in our opinion, potentially be misleading and provide disclosure that would ultimately be of little use to our investors.

Form 8-K furnished on August 4, 2016

3.

We note several instances where you appear to present a non-GAAP measure that precedes the most directly comparable GAAP measure without presenting the comparable GAAP measure. This may be inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

In response to the Staff’s comment, we acknowledge the comment and advise the Staff that beginning with our earnings release for the period ending September 30, 2016, we will present a directly comparable GAAP measure preceding all non-GAAP measures.

Closing Comments

As requested in the Staff Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. Please do not hesitate to call me at 415-445-4207 if you have any questions or would like any additional information.

Sincerely,

/s/ Devang Shah

Devang Shah
General Counsel, Secretary and Senior Vice President

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